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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-14326

      (Check one):        |_| Form 10-K and Form 10-KSB   |_| Form 11-K
      |_| Form 20-F       |X| Form 10-Q and Form 10-QSB   |_| Form N-SAR

      For Period Ended: MARCH 31, 1999

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

      For the Transition Period Ended: _______________________________

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant ARISTA INVESTORS CORP.

      Former name if applicable

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            Address of principal executive office (STREET AND NUMBER)

                                 116 JOHN STREET
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      City, state and zip code NEW YORK, NEW YORK 10038
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                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
     |X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10- QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            In September 1998, the Registrant's wholly-owned subsidiary, Arista Insurance Company ("Arista Insurance"), entered into an Assumption Reinsurance Agreement with The Guardian Life Insurance Company of America ("The Guardian"), whereby the Registrant ceded its statutory, super statutory and voluntary disability benefits insurance (the "Book of Insurance") to The Guardian. The Registrant also entered into an Administrative Services Agreement with The Guardian pursuant to which the Registrant serves as a third party administrator of the Book of Insurance. The transactions contemplated by these agreements (the "Transactions") were consummated in the fourth quarter ended December 31, 1998.

            During the first quarter ended March 31, 1999, the New York State Department of Insurance (the "Department") approved Arista Insurance's return of capital to the Registrant in an amount equal to $2,492,000, and in March 1999, the Department approved an extraordinary dividend from Arista Insurance to the Registrant in an amount equal to $4,000,000


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based on a review of Arista Insurance's filed December 31, 1998 Annual Statutory
Statement, on the condition that there has been no event that has significantly impacted upon Arista's last reported surplus regarding policyholders. Such dividend was paid to the Registrant by Arista Insurance on March 31, 1999.

      In addition, The Guardian acquired a book of statutory, super statutory and voluntary disability benefits insurance from another insurer, which transaction was deemed effective in the first quarter ended March 31, 1999. The Registrant, as the third party administrator for The Guardian, required more time to transfer the policyholder records from the insurer to the Registrant for the first quarter ended March 31, 1999.

      As a result of the aforementioned activities, the Registrant required additional time to finalize its financial statements for the quarter ended March 31, 1999.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

                  Stanley S. Mandel               212-964-2150
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                  (Name)                  (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 |X| Yes  |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes  |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates reporting income from continuing operations before income tax provision of approximately $32,000 for the three-month period ended March 31, 1999, as compared to income from continuing operations before income tax provision of approximately $165,000 for the three-month period ended March 31, 1998. The decrease in income was due to lower investment income and an increase in non-recurrent general and administrative expenses. The Registrant reported a loss from continued and discontinued operations, before income tax benefit, for the first quarter of 1998 in an amount equal to approximately $29,000.

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                             ARISTA INVESTORS CORP.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date MAY 17, 1999                         By STANLEY S. MANDEL
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                                             Stanley S. Mandel, President

            INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


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